Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, April 17, 2023

Sirs,

SUPERINTENDENCIA DEL

MERCADO DE VALORES – SMV

Dear Sirs:

Pursuant to the provisions of Article 28 of the Consolidated Text of the Securities Market Law and SMV Resolution 005-2014.SMV/01, we comply with informing you as an Important Fact that in the Board Meeting on the 17th of April 2023 at 11:00 a.m. It was unanimously approved to appoint Mr. Eduardo Hochschild Beeck as Chairman of the Board and Mr. José Raimundo Morales Dasso as Vice Chairman of the Board.

Likewise, the appointment of the members of the Board Committees was unanimously agreed, which would be made up as follows:

Executive Committee:

Eduardo Hochschild Beeck (President)

Jose Raimundo Morales Dasso

Humberto Reynaldo Nadal del Carpio

Audit Committee:

Esteban Chong Leon (President)

Ana Maria Serrano Botella

Venkat Krishnamurthy

Good Corporate Governance Committee:

Eduardo Hochschild Beeck (President)

Jose Raimundo Morales Dasso

Humberto Reynaldo Nadal del Carpio

Committee of Good Practices in Matters of Free Competition:

Eduardo Hochschild Beeck (President)

Jose Raimundo Morales Dasso

Humberto Reynaldo Nadal del Carpio

Without another individual, we remain from you.

Attentively, p.p. CEMENTOS PACASMAYO S.A.A. Carlos Molinelli Mateo